Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Nine-months ended September 30, 2017(3)	Year ended December 31,
		2016	2015	2014	2013	2012
Ratio of earnings to combined fixed charges and preference share dividends(1)(2)
– including interest on deposits	2.14	(0.45)	0.17	1.52	(0.51)	0.13
– excluding interest on deposits	3.34	(2.13)	(1.17)	2.61	(5.12)	(3.73)
Ratio of earnings to fixed charges only(1)(2)
– including interest on deposits	2.79	(0.53)	0.19	1.67	(0.55)	0.13
– excluding interest on deposits	6.41	(3.25)	(1.60)	3.58	(6.95)	(4.80)

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(1)	For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)	The earnings for the years ended December 31, 2016, 2015, 2013 and 2012, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended December 31, 2016, 2015, 2013 and 2012 was £4,586 million ($6,165 million), £3,088 million ($4,709 million), £9,247 million ($14,493 million) and £6,353 million ($10,117 million), respectively. The coverage deficiency for fixed charges for the years ended December 31, 2016, 2015, 2013 and 2012 was £4,082 million ($5,488 million), £2,703 million ($4,122 million), £8,849 million ($13,869 million) and £6,052 million ($9,637 million), respectively. Dollar amounts have been converted from sterling at the following rates which are the average of the Noon Buying Rates on the last US business day of each month during the relevant year: (i) $1.3444 for the year ended December 31, 2016; (ii) $1.5250 for the year ended December 31, 2015; (iii) $1.5673 for the year ended December 31, 2013; and (iv) £1 = $1.5924 for the year ended December 31, 2012.

(3)	Based on unaudited numbers.